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                                 EPIMMUNE INC.
                             5820 Nancy Ridge Drive
                              San Diego, CA 92121

February 12, 2003

VIA EDGAR TRANSMISSION

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

RE: EPIMMUNE INC.
    REGISTRATION STATEMENT ON FORM S-1 (NO. 333-100728)
    APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

The undersigned registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-1 (SEC File No. 333-100728) filed with the Commission on October 24, 2002 and amended on November 6, 2002. This application is made on the grounds that, based on current market conditions, the undersigned registrant has determined that it is not advisable at this time to proceed with the proposed offering. No securities were sold in connection with the proposed offering. The undersigned registrant may undertake a subsequent private offering in reliance on Rule 155(c).

If you should have any questions regarding this application, please contact Denise Woolard or Tom Owen of Cooley Godward LLP at (858) 550-6000.

Sincerely,

EPIMMUNE INC.


By: /s/ EMILE LORIA                     By: /s/ ROBERT DE VAERE
   ---------------------------             ---------------------------
   Emile Loria, M.D.                       Robert De Vaere
   President, Chief Executive              Chief Financial Officer
   Officer and Director

cc:  Frederick T. Muto, Esq.
     L. Kay Chandler, Esq.
     Jeffrey S. Marcus, Esq.